Exhibit 99.1

AMARIN REPORTS SECOND QUARTER 2006 RESULTS

Conference Call to Begin at 8.30 a.m. Eastern Time today, August 3, 2006

LONDON, United Kingdom, August 3, 2006 - Amarin Corporation plc (NASDAQ: AMRN) today reported financial results for the quarter ended June 30, 2006.

For the quarter ended June 30, 2006, Amarin reported a net loss of $6.8 million, or $0.08 per share, compared with a net loss of $6.1 million, or $0.14 per share, in the quarter ended June 30, 2005. The increase in net loss for the quarter reflects Amarin’s substantial investment in research and development, particularly in its two ongoing Phase III trials with Miraxion in Huntington’s disease.

Key highlights for the quarter include:

•	Full enrollment achieved in two Phase III trials with Miraxion in Huntington’s disease

•	Parkinson’s disease drug candidate acquired

•	Scientific Advisory Board formed

•	Listings obtained on London and Irish stock exchanges

•	Substantial investment in research and development drives increase in net loss.

Rick Stewart, Chief Executive Officer of Amarin, commented, “Amarin made significant progress on the execution of its strategy during the second quarter. We completed full enrollment in Miraxion’s phase III trials in Huntington’s disease in the United States and Europe; we expanded our development pipeline through the acquisition of a novel, oral formulation of apomorphine for treating patients with advanced Parkinson’s disease; we broadened our capabilities in evaluating additional product acquisitions and in-licensing opportunities through the formation of our Scientific Advisory Board; and we enhanced our European visibility with new stock market listings in London and Dublin providing greater flexibility to our existing and future European and international investors.”

KEY HIGHLIGHTS

•
Full enrollment achieved in two Phase III trials with Miraxion in Huntington’s disease - the US and European trials are now fully enrolled, with the US trial achieving target enrollment on schedule and the European trial ahead of schedule. Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment (“SPA”) agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the United States and Europe.

•
Parkinson’s disease drug candidate acquired - Amarin acquired the global rights to a novel oral formulation of apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease. The novel oral formulation provides rapid absorption of apomorphine directly into the blood stream after sublingual (under the tongue) administration. This novel formulation would offer patients an improved alternative to the currently available injectable formulation of apomorphine.

•
Scientific Advisory Board (“SAB”) formed - Amarin’s SAB will serve to counsel Amarin on evaluating new product opportunities, guiding on clinical and regulatory pathways, and advising on the significance of new scientific and clinical results from Amarin’s research programs.

•
Listings obtained on London and Irish stock exchanges - Amarin obtained secondary listings on the AIM market of the London Stock Exchange and the IEX market of the Irish Stock Exchange on July 11, 2006. Amarin retains its primary listing on the Nasdaq Stock Market.

FINANCIAL RESULTS

Three months ended June 30, 2006

For the quarter ended June 30, 2006, the operating loss was $7.9 million, compared with an operating loss of $6.3 million for the same period in 2005.

Research and development costs of $3.8 million reflect staff costs, third party research contract costs, preclinical study costs, clinical supplies and the costs of conducting the two ongoing Phase III trials with Miraxion in Huntington’s disease (“HD”). Research and development costs also include the initial payment of $0.1 million for the acquisition of the global rights to a novel oral formulation of apomorphine and development costs incurred on this new program during the quarter. The increase of $0.9 million from the second quarter of 2005 is primarily due to the costs of the HD trials which commenced in mid-2005.

Selling, general and administrative costs of $3.2 million primarily represent Amarin’s general corporate overhead, the company’s substantial investment in intellectual property and the business and corporate development costs of pursuing our growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities. The $0.5 million increase in selling, general and administrative costs from the second quarter of 2005 was primarily due to increased professional fees, costs of obtaining secondary listings on AIM and IEX and costs associated with preparing for the implementation of the Sarbanes-Oxley Act.

Effective January 1, 2006, Amarin adopted Financial Reporting Standard 20 (FRS 20) regarding the expensing of share-based compensation. The non-cash charge for the quarter ended June 30, 2006 was $0.8 million compared to $0.6 million for the same period in 2005. Previously reported results prior to fiscal 2006 did not include share-based compensation expense.

Net interest receivable and other similar credits/charges represent interest earned on cash and a non-cash foreign currency gain. This non-cash gain primarily arises on the accounting translation of our sterling and euro cash balances into US dollars. Amarin adopts a risk-

averse approach to foreign currency exposure and does not engage in foreign currency speculation. Cash balances are held in the currency in which the future expenditure is expected to be incurred.

Six months ended June 30, 2006

For the six month period ended June 30, 2006, the operating loss was $14.7 million, compared with an operating loss of $9.8 million for the same period in 2005. As for the second quarter, the increase is primarily due to Amarin’s substantial investment in research and development, particularly the increased activity in Miraxion’s Phase III trials in HD.

Cash Position

At June 30, 2006, Amarin had cash of $28.8 million compared with $16.4 million at June 30, 2005. The increase in cash balances is primarily due to the proceeds raised of $26.4 million and $6.3 million from financing activities in the second half of 2005 and the first quarter of 2006, respectively; a license fee received in January 2006 from Multicell Inc. for Amarin’s Phase II multiple sclerosis development program; less operating cash outflows during the period.

Amarin has no debt and forecasts having sufficient cash to fund operations into the fourth quarter of 2007 and, with potential revenue from partnering activities, possibly beyond.

CONFERENCE CALL

Amarin management will host a conference call to discuss these results at 8.30 am Eastern Time/1.30 pm British Summer Time, today, Thursday, August 3, 2006. To participate in the call, please dial (800) 968 7995 (toll free) in the US or +1 (706) 679 8403 (toll) elsewhere. Conference ID 3593505. A telephone replay will be available shortly after the conference call on the link on the company’s website www.amarincorp.com or by dialing (800) 642 1687 (tollfree) in the US or +1 (706) 645 9291 (toll) elsewhere, and entering the access code 3593505. In addition, the call will be webcast live and a link will be on the company's website at www.amarincorp.com. Information on the company’s website is not part of this press release.

About Amarin
Amarin is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders.  Amarin has a late-stage drug development pipeline.  Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease.  Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe.

Amarin’s core development pipeline also includes the recently acquired global rights to a novel oral formulation of apomorphine for treating patients with advanced Parkinson’s disease.

Amarin maintains its primary stock market listing in the US on the Nasdaq Stock Market (AMRN) and secondary listings in the UK and Ireland on AIM (AMRN) and IEX (H2E) respectively.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of August 3, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labelling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Amarin Corporation plc
Period Ended 30 JUNE 2006 Selected Data (UK GAAP - UNAUDITED)

	Three months ended 30 June		Six months ended 30 June
	2006	2005	2006	2005
		as restated*		as restated*
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenue	-	-	-	-
Gross profit	-	-	-	-

Operating expenses:
Research and development	3,800	2,885	6,698	3,862
Selling, general & administrative	3,160	2,616	5,990	4,751
Amortisation of intangible assets	168	169	337	338
Group restructuring	-	-	531	-
Share-based compensation (non- cash)	817	582	1,166	841
Operating expenses	7,945	6,252	14,722	9,792

Total research & development	4,070	3,077	7,083	4,140
Total selling, general & administrative	3,875	3,175	7,639	5,652
Total operating expenses	7,945	6,252	14,722	9,792

Operating loss on ordinary activities before interest	(7,945)	(6,252)	(14,722)	(9,792)

Net interest receivable/(payable) and similar credits/(charges)	970	(126)	1,003	(359)
Loss before taxes	(6,975)	(6,378)	(13,719)	(10,151)

Income tax credit	163	264	553	380
Net loss for the period	(6,812)	(6,114)	(13,166)	(9,771)

Weighted average shares - basic ('000)	81,202	43,282	79,763	40,413

Loss per share:
Basic - $	(0.08)	(0.14)	(0.17)	(0.24)

* See note 4

Amarin Corporation plc
Period Ended 30 JUNE 2006 Selected Data (UK GAAP - UNAUDITED)

	As at 30 June
	2006	2005
	$’000	$’000
1. Selected Balance Sheet Data

Fixed assets
Tangible	198	421
Intangible	9,290	9,965
	9,488	10,386
Current assets
Debtors	2,251	2,135
Cash	28,815	16,382
	31,066	18,517

Creditors - due within one year	(6,852)	(3,654)

Net current assets	24,214	14,863

Creditors - due after one year	(137)	-
Provisions for liabilities and charges	(85)	(652)
Net assets	33,480	24,597

Called up share capital	7,121	4,471
Reserves	26,359	20,126

Shareholders' funds	33,480	24,597

2. The selected financial data set out above should be read in conjunction with our 2005 Annual Report on Form 20-F (including risk factors described therein) which is filed with the SEC.

3. Loss per share
Basic loss per share is calculated by dividing the net loss by the weighted average number of shares in issue in the period. The Company reported a net loss in the three months ended 30 June 2005 and 2006. As a result the loss per share is not reduced by dilution from outstanding options and warrants.

4. Share-based compensation
The operating loss includes $1.2 million for the period ended June 30, 2006 ($0.8 million in the quarter) in respect of non-cash compensation expense due to the adoption of Financial Reporting Standard 20, effective January 1, 2006. The period to date charge was split $0.8 million and $0.4 million between SG&A and R&D respectively. The corresponding figure for the period ended June 30, 2005 is $0.8 million ($0.6 million for quarter ended June 30, 2005). The charge for the period to June 30, 2005 was split $0.6 million and $0.2 million between SG&A and R&D respectively. The adoption of FRS 20 has no impact on the net assets of the Company.

5. Intangible fixed assets
At June 30, 2006 Miraxion had an intangible asset carrying value of $9.3 million, a decrease of $0.7 million from $10.0 million at June 30, 2005. The decrease in carrying value arises from amortisation in the year.